SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                              Glengate Apparel Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                        (Title of Classes of Securities)

                                    378682108
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                                 (CUSIP Number)

                                  Jay E. Jones
                                10450 Holmes Road
                              Kansas City, Missouri
                                 (816) 943-5183
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 1997
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
---------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

CUSIP NO. 378682108                 SCHEDULE 13D               Page 2 of 8 Pages

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1)    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      American Marketing Industries Inc.
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [   ]
                                                                       (b) [   ]
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3)    SEC USE ONLY


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4)    SOURCE OF FUNDS*

      WC
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7    SOLE VOTING POWER                       3,500,000
                       (includes an option to acquire up to 1,000,000
                        additional shares of Common Stock)
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                     -0-
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER                  3,500,000
PERSON WITH            (includes an option to acquire up to 1,000,000
                        additional shares of Common Stock)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER                -0-
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11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,500,000 (includes an option to acquire up to 1,000,000 additional shares of Common Stock)
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
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13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       30.1% (1)
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14)    TYPE OF REPORTING PERSON*

       CO
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Assumes a total of 11,613,932 shares of Common Stock outstanding, adjusted to reflect the issuance of all 1,000,000 share of Common Stock issuable upon exercise of the First Option (as defined herein) granted pursuant to the Stock Purchase and Option Agreement.

CUSIP NO. 037931102                  SCHEDULE 13D              Page 3 of 8 Pages

Item 1.           Security and Issuer.

     This statement relates to the shares of common stock, par value $.001 per share (the "Common Stock") of GlenGate Apparel, Inc., a New Jersey corporation (the "Company"). The address of the Company's principal executive office is 207 Sheffield Street, Mountainside, New Jersey 07092.


Item 2.  Identity and Background

     This statement is filed on behalf of American Marketing Industries Inc., a Delaware corporation ("AMI"). AMI's primary business is apparel manufacture and distribution through three divisions, Swingster, Dunbrooke and Allison Manufacturing, with its principal executive office at 10450 Holmes Road, Kansas City, Missouri 64131. AMI is a wholly owned subsidiary of American Marketing Industries Holdings Inc., a Delaware corporation ("AMIH"). Jupiter Partners L.P., a Delaware limited partnership, is a majority shareholder of AMIH.

     Attached hereto as Schedule I is the  information  required by Items 2(a) -
(c) and 2(f) with respect to each executive officer and director of AMI and AMIH, and each partner of Jupiter Partners L.P. To the best of the knowledge of AMI, no other person controls AMI.

     Neither AMI, nor to the best of its knowledge any person listed on Schedule I hereto, has been, during the last five years (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     Under the terms of a Stock Purchase and Option Agreement, dated June 25, 1997 between AMI and the Company (the "Stock Purchase and Option Agreement"), AMI agreed to purchase 2,500,000 shares of the Company's Common Stock and options to acquire an additional 2,500,000 shares of Common Stock, for a cash purchase price of $2,500,000. The shares of Common Stock were issued and the options granted on July 11, 1997 (the "Closing Date"). The source of the purchase price was AMI's working capital.


Item 4.  Purpose of Transaction

     The Common Stock purchased by AMI was acquired for its own behalf and for investment purposes. The Stock Purchase and Option Agreement provides for the grant of two options (the "Options") to purchase additional shares of the Company's Common Stock. The first option (the "First Option") grants AMI the right to purchase up to 1,000,000 additional shares of the Company's Common Stock at a purchase price of $1.50 per share. The First Option is exercisable by AMI at any time after the Closing Date through and including the date that is three years from the Closing Date. The second option (the "Second Option") grants AMI the right to purchase up to 1,500,000 additional shares of the Company's Common Stock at a purchase price of $1.00 per share for the first 240,000 shares, and $2.00 per share for the remaining 1,260,000 shares. The Second Option is exercisable by AMI at any time after the earlier of (i) the date that is one year from the Closing Date, or (ii) the date on which a change in ownership of fifty percent (50%) or more of the voting capital stock in the Company occurs in a single transaction, through and including the date that is three years from the Closing Date.

CUSIP NO. 037931102                  SCHEDULE 13D              Page 4 of 8 Pages

     Upon review by AMI of its investment in the Company, market conditions relating to the Company's Common Stock, developments affecting the Company, the Company's business prospects, other investment opportunities available to AMI, stock market and economic conditions, tax considerations and other relevant factors, AMI may decide to exercise the Options or otherwise increase or decrease its investment in the Company.

     The Stock Purchase and Option Agreement further provides that the Company shall use its best efforts to maintain James C. Willcox, President and Chief Executive Officer of AMI and Travis R. Metz, a director of AMI, on the Board of Directors of the Company. Mr. Willcox and Mr. Metz were appointed to the Board of Directors of the Company as of the Closing Date. Additionally, Peter J. Kostis, a Director of the Company, and George J. Gatesy, President and Chairman of the Board of the Company, in letters to AMI dated June 16, 1997 and June 17, 1997, respectively, confirm their understanding with AMI that so long as AMI owns not less than 1,500,000 shares of the Company's Common Stock, Mr. Kostis and Mr. Gatesy agree to vote all their shares of the Company's Common Stock in favor of the two individuals nominated by AMI for the Company's Board of Directors.

     Additionally, pursuant to a Right of First Refusal Agreement, dated June 25, 1997 between the Company and AMI, in the event that the Company offers for sale shares of capital stock of the Company to a third party (the "Offered Shares"), excluding certain offerings under stock option plan, public offerings, or limited offerings to The Koffman Group, Inc., AMI shall have the right to purchase all, but not less than all, the Offered Shares on equal terms and conditions to the those offered to the third party purchaser or purchasers. Such Right of First Refusal Agreement shall remain in effect for a period of five years from the Closing Date.

     Other than as described above, neither AMI nor, to its knowledge, any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     AMI beneficially owns with sole voting and dispositive power, 3,500,000 shares of the Company's Common Stock, representing approximately 30.1% of the Company's Common Stock issued and outstanding as of July 25, 1997 (adjusted to reflect the issuance to AMI of 1,000,000 shares subject to the First Option).

CUSIP NO. 037931102                  SCHEDULE 13D              Page 5 of 8 Pages

     James C. Willcox, President and Chief Executive Officer of AMI, beneficially owns 1,900 shares of the Company's Common Stock, representing less than 1% of the Company's Common Stock issued and outstanding as of July 25, 1997, which is held by his spouse's revocable trust, which has sole voting and dispositive power over such shares. Such shares were purchased at the price of $1.00 per share on August 25, 1997 by a broker transaction. Jay E. Jones, Secretary and Treasurer of AMI, beneficially owns, with sole voting and dispositive power, 2,500 shares of the Company's Common Stock, representing less than 1% of the Company's Common Stock issued and outstanding as of July 25, 1997. Such shares were purchased more than 60 days prior to the date hereof. Roger Henry, President of Swingster, a division of AMI, beneficially owns, with sole voting and dispositive power, 2,500 shares of the Company's Common Stock, representing less than 1% of the Company's Common Stock issued and outstanding as of July 25, 1997. Such shares were purchased more than 60 days prior to the date hereof.

     Except as described herein, none of the identified persons listed in Item 2 presently hold, nor have they in the past ever held, securities of the Company.

     Other than the transactions described herein and in Item 3, there have been no transactions involving the Company's Common Stock effected in the past 60 days by any person named in Item 2.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by AMI, nor the shares that may be acquired by AMI under the terms of the Options as described in Item 4.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In addition to the granting of the Options pursuant to the Stock Purchase and Option Agreement described in Items 3 and 4 (which responses are specifically incorporated by reference herein) and the Right of First Refusal Agreement described in Item 4 (which response is specifically incorporated by reference herein), there are no contracts, arrangements, understandings or relationships between AMI and any other person, or to the best of AMI's knowledge, among any of AMI's executive officers and directors or between any of AMI's executive officers and directors and any other person, with respect to any securities of the Company


Item 7.  Material to be Filed as Exhibits.

     1. Stock Purchase and Option Agreement dated June 25, 1997 between American Marketing Industries Inc. and GlenGate Apparel, Inc.

     2. Right of First Refusal Agreement dated June 25, 1997 between American Marketing Industries Inc. and GlenGate Apparel, Inc.

     3. Letter from Peter J. Kostis to AMI, dated June 16, 1997.

     4. Letter from George J. Gatesy to AMI, dated June 17, 1997.

CUSIP NO. 037931102                  SCHEDULE 13D              Page 6 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     American Marketing Industries Inc.


  October 16, 1997                   By: /s/ Jay E. Jones
--------------------                    ----------------------------------------
       Date                             Jay E. Jones, Secretary and Treasurer

CUSIP NO. 037931102                  SCHEDULE 13D              Page 7 of 8 Pages

                                  Schedule I

                        Directors and Executive Officers

     Set forth below are the names, residence or business address, principal occupation or employment (together with the name, principal business and address of the employer, if other than American Marketing Industries Inc.) and citizenship of each of the directors and executive officers of American Marketing Industries Inc. ("AMI") and American Marketing Industries Holdings Inc. ("AMIH"), and each of the partners of Jupiter Partners L.P.


1. John A. Sprague, Chairman and Director of AMI, Managing Partner of Jupiter Partners L.P. Mr. Sprague is employed as Managing Partner of Jupiter Partners L.P. Mr. Sprague's business address is 30 Rockefeller Plaza, Suite 4525, New York, New York 10112. Mr. Sprague is a United States citizen.

2. James C. Willcox, President and Chief Executive Officer of AMI. Mr. Willcox's business address is 10450 Holmes Road, Kansas City, Missouri 64131. Mr. Willcox is a United States citizen.

3. Jay E. Jones, Secretary and Treasurer of AMI. Mr. Jones' business address is 10450 Holmes Road, Kansas City, Missouri, 64131. Mr. Jones is a United States citizen.

4. Terry J. Blumer, Director of AMI, Partner of Jupiter Partners L.P. Mr. Blumer is employed as a partner with Jupiter Partners L.P.. Mr. Blumer's business address is 30 Rockefeller Plaza, Suite 4525, New York, New York 10112. Mr. Blumer is a United States citizen.

5. Travis R. Metz, Assistant Secretary and Director of AMI. Mr. Metz is employed as an associate with Jupiter Partners L.P. Mr. Metz's business address is 30 Rockefeller Plaza, Suite 4525, New York, New York 10112. Mr. Metz is a United States citizen.

6. Roger P. Henry, President of Swingster, a division of AMI. Mr. Henry's business address is 10450 Holmes Road, Kansas City, Missouri 64105. Mr. Henry is a United States citizen.

7.   H.  Steve  McMullen,  President  of  Dunbrooke,  a  division  of  AMI.  Mr.
     McMullen's  business  address  is  3620  Arrowhead  Avenue,   Independence,
     Missouri 64055. Mr. McMullen is a United States citizen.

8. Jeffrey Pinkow, President of Allison Manufacturing, a division of AMI. Mr. Pinkow's business address is 350 Fifth Avenue, New York, New York. 10001. Mr. Pinkow is a United States citizen.

9. Robert J. Denison, Director of AMIH. Mr. Denison is employed as Chairman of First Security Management, Inc. Mr. Denison's business address is 375 Park Avenue, Suite 3305, New York, New York 10152. Mr. Denison is a United States citizen.

CUSIP NO. 037931102                  SCHEDULE 13D              Page 8 of 8 Pages

10. Herbert M. Kohn, Director of AMIH. Mr. Kohn is employed as a partner with Bryan Cave LLP. Mr. Kohn's business address is Suite 3500, 1200 Main Street, Kansas City, Missouri 64105. Mr. Kohn is a United States citizen.

11. John Lakian, Director of AMIH. Mr. Lakian is employed as Chairman and Chief Executive Officer with The Fort Hill Group. Mr. Lakian's business address is 767 Third Avenue, 11th Floor, New York, New York 10017. Mr. Lakian is a United States citizen.